[LOGO OF AMERICAN EXPRESS COMPANY]

                                                American Express Company
                                                General Counsel's Office
                                                200 Vesey Street
                                                49th Floor
                                                New York, NY 10285-4910


                                                August 10, 2006

BY EDGAR CORRESPONDENCE

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561 100 F Street, N.E.
Washington, D.C. 20549

Re:      American Express Company
         Form 10-K for Fiscal Year Ended December 31, 2005
         Filed March 6, 2006
         File No. 1-07657

Dear Mr. Vaughn:

         We refer to comment 1 and comment 2 of the comment letter, dated June 30, 2006 (the "Comment Letter"), from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for the fiscal year ended December 31, 2005 of American Express Company (the "Company") filed with the Commission on March 6, 2006 (the "Form 10-K"), and the Company's responses to such comments as contained in the letter, dated July 21, 2006 (the "Response Letter"), from Gary L. Crittenden, Chief Financial Officer of the Company, to you in response to the Comment Letter.

         Based on our discussions with a member of the Staff, we are submitting this letter to revise the Company's responses to comment 1 and comment 2 contained in the Response Letter for the purpose of limiting the Company's request for confidential treatment in respect of such responses under Commission Rule 80(b). Specifically, the Company has determined (i) not to seek confidential treatment of its response to comment 1 and (ii) to limit its request for confidential treatment of its response to comment 2 as noted below.

         With the foregoing in mind, accompanying this letter is the Company's request under Commission Rule 83 for confidential treatment under the Freedom of Information Act ("FOIA"), a copy of which letter (without enclosures) is also being sent to the Commission's FOIA Officer.

         Please note that this letter is intended to address the Company's confidential treatment request (as set forth in my letter, dated July 21, 2006 (the "July 21 CTR"), which accompanies the Response Letter) only with respect to the responses contained in the Response Letter to comments 1 and 2 of the Comment Letter. This letter is not intended to modify in any way the Company's request for confidential treatment of (x) the response contained in the Response Letter to comment 21 of the Comment Letter or (y) Appendix B, which accompanies the Company's responses contained in the Response Letter to comments 18 and 19 of the Comment Letter, and accordingly, the Company continues to seek confidential treatment for such portions of the Response Letter as set forth in the July 21 CTR.

GENERAL

1. IT APPEARS FROM A PUBLISHED REPORT THAT YOU USE A BAHRAIN-BASED UNIT TO ISSUE AND ACCEPT CHARGE CARDS IN SYRIA. SYRIA IS IDENTIFIED AS A STATE SPONSOR OF TERRORISM BY THE U.S. STATE DEPARTMENT, AND IS SUBJECT TO ECONOMIC SANCTIONS AND EXPORT CONTROLS ADMINISTERED BY THE U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL AND THE U.S. COMMERCE DEPARTMENT'S BUREAU OF INDUSTRY AND SECURITY. YOUR FORM 10-K CONTAINS NO INFORMATION REGARDING YOUR BUSINESS ACTIVITIES RELATED TO, OR CONTACTS WITH, SYRIA. PLEASE DESCRIBE FOR US THE NATURE AND EXTENT OF YOUR PAST, CURRENT, AND ANTICIPATED BUSINESS ACTIVITIES RELATED TO, OR CONTACTS WITH, SYRIA, INCLUDING ANY CONTACTS WITH ENTITIES AFFILIATED WITH OR CONTROLLED BY THE GOVERNMENT OF SYRIA.


     The Company does not actively solicit Syrian business and its activities in Syria are limited. In addition, the Company has no present intention to expand such activities. Any continuing activity of the Company in Syria related to pre-existing relationships is minimal. (See response to Comment 2 for the discussion of the de minimis nature of such activities.) The Company's activities in Syria are carried-out principally through its participation in a Bahrain-based non-consolidated joint venture, known as American Express Middle East ("AEME"), with the Mawarid Group, a privately-held investment company based in Riyadh, Saudi Arabia. AEME issues and services the Company's cards and acquires and services merchants in the Middle East. In the case of Syria, AEME contracts with a local agent unaffiliated with the Company to provide Cardmember and merchant support services in that country. Our policies require that AEME's activities comply with applicable obligations under U.S. and other laws, including all economic sanctions and export controls administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") and the U.S. Commerce Department's Bureau of Industry and Security. Among other matters, our policies prohibit unauthorized dealings with the Syrian government and Syrian government-owned, -controlled or -affiliated banks and other entities.

2. PLEASE DISCUSS IN REASONABLE DETAIL THE MATERIALITY OF THE BUSINESS ACTIVITIES OR CONTACTS IDENTIFIED IN RESPONSE TO THE FOREGOING COMMENT, AND WHETHER THOSE ACTIVITIES OR CONTACTS CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. YOU SHOULD ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE DOLLAR AMOUNTS OF ANY ASSOCIATED ASSETS

     AND LIABILITIES, AND REVENUES.  PLEASE ALSO ADDRESS MATERIALITY IN TERMS
     OF QUALITATIVE FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE. IN THIS REGARD,
     WE NOTE, FOR EXAMPLE, THAT ARIZONA AND LOUISIANA HAVE ADOPTED LEGISLATION REQUIRING THEIR STATE RETIREMENT SYSTEMS TO PREPARE REPORTS REGARDING STATE PENSION FUND ASSETS INVESTED IN, AND/OR PERMITTING DIVESTMENT OF STATE PENSION FUND ASSETS FROM COMPANIES THAT CONDUCT BUSINESS WITH COUNTRIES IDENTIFIED AS STATE SPONSORS OF TERRORISM. WE NOTE ALSO THAT THE PENNSYLVANIA LEGISLATURE HAS ADOPTED A RESOLUTION DIRECTING ITS LEGISLATIVE BUDGET AND FINANCE COMMITTEE TO REPORT ANNUALLY TO THE GENERAL ASSEMBLY REGARDING STATE FUNDS INVESTED IN COMPANIES THAT HAVE TIES TO TERRORIST-SPONSORING COUNTRIES. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY THESE ACTIONS DIRECTED TOWARD COMPANIES HAVING BUSINESS CONTACTS WITH SYRIA.

     The Company does not believe that its activities related to Syria are material to the business of the Company. From a quantitative perspective, the Company's activities in Syria are negligible.

     In addition, from a qualitative perspective, the Company does not believe that its business activities in Syria raise any risk that would cause it to have a potential material adverse effect on the Company's brand, reputation and share value or otherwise pose a material risk to the Company's security holders or would influence a reasonable investor in his, her or its investment decision.

     The Company has, from time to time, received inquiries from security holders and members of the media regarding its business activities in Syria and other countries. The Company has responded to these inquiries by indicating that it seeks to make good on its promise to support global travel by legitimate and valued clients while establishing policies that comply with applicable laws and regulations as well as by U.S. State Department policy with respect to Syria. There has been no significant negative shareholder and Cardmember reaction to such activities even in the face of publicity surrounding the issue (including the report that elicited the Staff's comment).

     (Note: The Company is seeking confidential treatment of certain portions of the first paragraph of the response to this comment. Please refer to paragraph 2 on Annex A to the confidential treatment request that accompanies this letter.)

                                  * * * * * *

         The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and that Staff comments or changes to disclosure in response to Staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  * * * * * *

         If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 212-640-1444.

                                                     Very truly yours,


                                                     /s/ Harold E. Schwartz
                                                     Harold E. Schwartz
                                                     Group Counsel


cc:   Mr. Michael Volley
      Mr. Pradip Bhaumik
      Ms. Joan C. Amble